EF HUTTON

Division of Benchmark Investments, LLC

590 Madison Ave. 39th Fl.

New York, New York 10022

January 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cetus Capital Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed July 28, 2022
(File No. 333-266363) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. EST on Tuesday, January 31, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, please be advised that we distributed as many copies of the preliminary prospectus dated January 19, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal